SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

Dover Saddlery, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

260412101
(CUSIP Number)

Glenhill Advisors, LLC
600 Fifth Avenue, 11th Floor
New York, NY 10020
Tel. (646) 432-0600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

908,983

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

908,983

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

IA, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn J. Krevlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

908,983

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

908,983

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

908,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

908,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

908,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

908,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

IA, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Capital Overseas Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

908,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

908,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

PN

This Amendment No. 3 amends the Schedule 13D filed November 28, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2007 and Amendment No. 2 filed July 4, 2011, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the common stock, $0.0001 par value (the “Common Stock”), of Dover Saddlery, Inc. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of the managing member of Glenhill Capital Advisors, LLC, the investment manager of Glenhill Capital Overseas Master Fund, LP.

Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the sole shareholder of the general partner of Glenhill Capital Overseas Master Fund, LP.

By virtue of these relationships, each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP.

(b)           The principal business address of each of the Reporting Persons is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

(c)           The principal business of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is engaging in the business of investment management. The principal business of Glenhill Capital Overseas Master Fund L.P. is engaging in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin’s principal occupation is serving as the managing member and control person of Glenhill Advisors, LLC and the sole shareholder of the managing member of Glenhill Capital Advisors, LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is organized under the laws of the State of Delaware. Glenhill Capital Overseas Master Fund, LP is organized under the laws of the Cayman Islands. Glenn J. Krevlin is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

All the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons have reviewed on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or caused to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment objectives and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates consider, among other things, the acquisition or disposition by any other persons of securities of the Company, or a proposed merger, reorganization, sale of substantially all assets or other extraordinary corporate transaction.

The Company has in connection with its 2015 Annual Meeting scheduled for May 29, 2015, solicited proxies for the adoption of the Agreement and Plan of Merger, dated as of April 13, 2015, by and among the Company, Dover Saddlery Holdings, Inc., a Delaware corporation ("Buyer"), and Dover Saddlery Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (the "Merger Agreement").

The Reporting Persons believe that the Proxy Statement filed by the Company on May 4, 2015 (the “Proxy Statement”) provides comprehensive and sufficient disclosure of each of the matters unanimously approved by the Board of Directors of the Company (the “Board”) and requested to be voted in favor at the 2015 Annual Meeting, including the Merger Agreement. In particular, the Proxy Statement sets forth fulsome disclosure of the following:

•	the procedures followed by the Board to approve the merger contemplated by the Merger Agreement (the “Merger”);

•	the Support Agreement signed by certain officers and directors of the Company;

•
the cash consideration of $8.50 per share, which represents a premium of approximately 70% over the market price as of April 13, 2015, the last full trading day before the public announcement, and a premium of approximately 79% over the volume-weighted average share price of $4.75 over the six months ended April 13, 2015;

•	the appraisal rights of existing shareholders; and

•	the effect of failure to consummate the Merger, including potential termination fees under the Merger Agreement.

The Reporting Persons believe that consummation of the Merger is in the best interests of the Company and its shareholders and that the consideration to be paid to existing shareholders reflects fair value to existing shareholders. Accordingly, the Reporting Persons, being the second largest shareholder of the Company, support the Board’s determination to approve the Merger Agreement and the Proxy Statement and intend to vote in favor of the Merger.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

As of the close of business on May 19, 2015, Glenn J. Krevlin, Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC, Glenhill Capital Management LLC and Glenhill Capital Overseas Master Fund LP may be deemed to be the beneficial owners of an aggregate of 908,983 shares of Common Stock. Such shares constitute approximately 16.8% of the issued and outstanding shares of the Common Stock (based upon the 5,409,492 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015).

Item 5(c) is hereby amended to add the following:

On May 6, 2015, Glenhill Capital Overseas Master Fund, LP sold in the open market 10,000 shares of Common Stock at a price of $8.4675 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 20, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  May 21, 2015

GLENHILL ADVISORS, LLC

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

/s/ Glenn J. Krevlin
GLENN J. KREVLIN

GLENHILL CAPITAL ADVISORS, LLC

By:	KREVLIN MANAGEMENT, INC. Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC Sole Shareholder

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ Glenn J. Krevlin
	Name:	Glenn J. Krevlin
	Title:	Managing Member